CUSIP NO. 75952 R 100

EXHIBIT 99.1

AGREEMENT FOR JOINT FILING PURSUANT TO RULE

13d-1(k)(1) UNDER THE SECURITIES EXCHANGE ACT OF 1934

                Pursuant to 17 CFR 240.13d-1(k)(1) under the Securities Act of 1934, the undersigned, by their respective signatures affixed hereto, do hereby agree in writing that this Schedule 13G be and is filed on behalf of each of them.  The undersigned further recognize that each of them is responsible for the timely filing of this Schedule 13G and any amendments hereto, and for the completeness and accuracy of any information concerning them contained herein.  The undersigned further constitute and appoint The Paul & Jane Meyer Family Foundation as lawful attorney-in-fact and agent to execute and file this Schedule 13G and any amendments hereto on their behalf.

                Dated as of this 6th day of December, 2007.

THE PAUL & JANE MEYER FAMILY FOUNDATION

By:	/s/ Paul J. Meyer
Paul J. Meyer
Trustee

/s/ Jane Meyer
Jane Meyer, individually